August 9, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (604) 628-4628

Mr. Hans Boge
President
Klondike Star Mineral Corporation
1031 Ten Mile Road
Whitehorse, YK
Canada  1YA 7A2

Re:	Klondike Star Mineral Corporation
      Form 10-KSB for the year ended February 28, 2005
      Filed June 15, 2005
      File No. 000-30965

Dear Mr. Boge:

      We have reviewed your July 26, 2005 response letter and have the following additional comments.

1. We read your response to comment 2. Please clarify why you subtracted $1.00 per option share in arriving at the compensatory value of $0.11 per option share. Did you issue 1.2 million separate option contracts which, in effect, results in an exercise price of $3.50 per share? If so, please revise your Black-Scholes option-pricing model since this will result in a valuation different than $0.11 per option share. If not, please explain to us why you are subtracting $1.00 from each option share.

2. Based on the schedule provided in response to comment 3 we cannot
tell how you have calculated your volatility.  In addition, you did
not provide us with an explanation of your basis for estimating your
volatility. As such, we reissue our prior comment 3. Estimated expected long-term volatility generally begins with calculating historical volatility for a similar long-term period, five years in this instance, and then considering the effects of ways in which the
future is reasonably expected to differ from the past.  If
historical
volatility is not available for your common stock over a period that
is commensurate with the expected option life, you should consider the pattern and level of historical volatility of more mature entities during the initial years those entities were publicly traded. Please tell us how you considered paragraphs 277 and 284-285 of SFAS 123.

3. Please provide us with the calculation of your historical volatility of 12.41% referred to in your response to comment 3.

*  *  *  *

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
??

??

??

??

Mr. Hans Boge
Klondike Star Mineral Corporation
August 9, 2005
Page 1